[ZIONS BANCORPORATION LETTERHEAD]

June 26, 2009

VIA EDGAR AND FACSIMILE: (703) 813-6983

Re:	Zions Bancorporation (the “Company”)
Application for Qualification of Indentures on Form T-3 filed
June 1, 2009, as amended
File No. 022-28895

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Sir or Madam:

In accordance with Section 307 of the Trust Indenture Act and the rules promulgated thereunder, the undersigned registrant hereby requests that the effective date for the Application for Qualification of Indentures on Form T-3 referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Standard Time on June 29, 2009 or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, ZIONS BANCORPORATION

By:	/s/ Thomas E. Laursen
Thomas E. Laursen Executive Vice President and General Counsel